UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number 001-32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W),

Mumbai 400 079, India

+91-22-6826-2100

Malta House, 36-38 Piccadilly, London W1J 0DP

515 Madison Avenue, 8th Floor, New York, NY 10022

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

WNS (Holdings) Limited (the “Company”) is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No. 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333- 249577).

Other Events

At the annual general meeting of shareholders (“AGM”) held on June 27, 2024:

The following resolutions, which were set forth in the notice of AGM dated May 20, 2024, were duly approved and passed by the shareholders of the Company:

1.	Adoption of the audited annual accounts of the Company for the financial year ended March 31, 2024, together with the auditors’ report;

2.	Re-appointment of Grant Thornton Bharat LLP as the auditors of the Company;

3.	Approval of auditors’ remuneration for the financial year ending March 31, 2025;

4.	Re-election of Class III Director Mr. Jason Liberty;

5.	Re-election of Class III Director Ms. Françoise Gri for an additional period of one (1) year up to May 5, 2025;

6.	Re-election of Class III Director Ms. Judy Marlinski; and

7.

Approval of Directors’ remuneration for their services to be rendered during the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2025.

Please refer to Annexure I below for details of the voting results.

Annexure I:

Annual General Meeting, Thursday, June 27, 2024

Voting results per resolution

Total number of outstanding ordinary shares as of the record date, May 15, 2024: 45,717,890

Total number of votes cast: 36,338,395, representing 79.48 % of total number of outstanding ordinary shares

		For		Against		Abstain
Resolution Number	Adopted/ Rejected	Number of votes	Percentage of total votes cast (%)	Number of votes	Percentage of total votes cast (%)	Number of votes	Percentage of total votes cast (%)
1.	Adopted	35,876,110	98.73	9,948	0.03	452,337	1.24
2.	Adopted	36,101,389	99.35	180,388	0.50	56,618	0.16
3.	Adopted	34,998,832	96.31	13,860	0.04	1,325,703	3.65
4.	Adopted	33,640,602	92.58	1,390,122	3.83	1,307,671	3.60
5.	Adopted	33,477,181	92.13	1,562,190	4.30	1,299,024	3.57
6.	Adopted	34,786,266	95.73	253,113	0.70	1,299,016	3.57
7.	Adopted	34,927,395	96.12	77,041	0.21	1,333,959	3.67

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2024

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel